August 6, 2025

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Beverly Singleton
Andrew Blume

Re:	Century Aluminum Company
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-Q for the Quarterly Period Ended March 31, 2025
Response dated July 23, 2025
File No. 001-34474

Dear Ms. Singleton and Mr. Blume:

Century Aluminum Company, a Delaware corporation (the “Company”), hereby submits the following responses to the comments in the letter from the Office of Manufacturing in the Division of Corporation Finance (the “Comment Letter”) dated July 23, 2025, with respect to the above-referenced filings. Set forth below are the Staff’s comments followed by the Company’s responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings in the Comment Letter. The Staff’s comments are bolded.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to the Consolidated Financial Statements

Note 2. Acquisition of Jamalco, page 64

1.	We have reviewed your response to prior comment 1 and have the following comments. We note that you did not record any lease right-of-use assets or intangible assets related to Jamalco’s right to use the Co-Tenancy Assets owned by the venture partner at no cost. Please tell us your consideration of ASC 842 and ASC 360 in determining that no such assets were required to be recognized. In addition, confirm to us the types of assets that are Co-Tenancy Assets, such as refining facilities, mining leases, and equipment.

We acknowledge the Staff’s comment and respectfully provide the following explanation regarding our accounting considerations under Topic 842 – Leases. With respect to recognition of an intangible asset, we evaluated accounting considerations under Topic 350 – Intangibles – Goodwill and Other.

The Co-Tenancy Assets include bauxite mining and alumina refining facilities, the real property or interests therein on which such facilities are located, refinery equipment, rail equipment, material handling equipment, transportation equipment, residue storage area equipment, and mineral reserves, which are used in connection with our joint activities. The Jamalco operations utilize the Co-Tenancy Assets jointly owned by our subsidiary, General Alumina Jamaica Limited (GAJL), and the Government of Jamaica (the JV Partner) at no cost pursuant to the joint venture agreement.

August 6, 2025

The Company notes that it does not believe that it has a controlling interest in a legal entity that owns the Co-Tenancy Assets, and that as a result, consolidation of something other than a legal entity is precluded under US Generally Accepted Accounting Principles (“US GAAP”). The Company observes that for certain real estate entities, proportionate interests in real estate may be treated as an equity method investment when certain conditions are met. Such guidance does not apply to other entities nor does it apply to assets other than real estate and does not extend to full consolidation, and thus does not apply to our direct interests in the Co-Tenancy Assets.

With respect to accounting for the Co-Tenancy Assets, we considered EY’s Financial Reporting Developments on Consolidation, section 14.2, which states that proportionate consolidation is permitted for ownership of an undivided interest in an asset when each owner is entitled only to its pro rata share of income and expenses and is proportionately liable for its share of each liability. This was the case with respect to the Co-Tenancy Assets, and thus we proportionately consolidated our undivided interest in the Co-Tenancy Assets.

In proportionately consolidating, the counterparty bears its own operating costs through depreciation of its own basis in the Co-Tenancy Assets (which may be different from the Company’s), and through the other costs and expenses the counterparty incurs in maintaining its portion of those assets, including their respective costs incurred in financing and insuring the Co-Tenancy Assets.

With respect to undivided interests, it is inherent that the parties must agree on a way to deploy the assets in which undivided interests are jointly held. However, the guidance does not require that the party operating the assets on behalf of the two parties that jointly decided how to deploy them would have a lease or other intangible asset for the undivided interests in the assets that it does not control.

Nonetheless, we considered whether other guidance might apply to the arrangement related to Jamalco’s right to use the Co-Tenancy Assets owned by the JV Partner that would suggest accounting for a lease or other intangible asset for the other undivided interest in the Co-Tenancy Assets.

Consideration of Topic 842:

In our contemplation of Topic 842, we consider the total of the Co-Tenancy Assets as the unit of account for the assessment of a lease rather than the undivided interest of each individual owner. Under ASC 842-10-15-3, a contract is or contains a lease if it “conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration.” (emphasis added) This includes three criteria the arrangement must possess to be a lease: 1) an identified asset, 2) the customer has the right to substantially all of the economic benefits from use of the asset, and 3) the customer has the right to direct the use of the asset.

We considered this guidance and determined the following:

•	On a consolidated basis, the Company (through Jamalco) would be the potential ‘customer’ in this case of the JV Partner’s 45% undivided interests in the Co-Tenancy Assets. The Company (through its other consolidated subsidiaries) already owns a 55% undivided interest in those same assets, which are recognized as owned.

•	ASC 842-10-15-16 states that a capacity portion of an asset is an identified asset if it is physically distinct, or a capacity portion of an asset that represents substantially all of the capacity of the asset.

o	The Company notes that the JV Partner’s undivided interest in the Co-Tenancy Assets does not represent a physically distinct portion of the assets.

August 6, 2025

o	Additionally, the JV Partner’s interest is not substantially all of the capacity of the Co-Tenancy Assets. Substantially all is generally interpreted to mean 90% or more. The JV Partner’s undivided interest is only 45% of the Co-Tenancy Assets, which thus is not substantially all of the capacity portion of the Co-Tenancy Assets.

o	Because the JV Partner’s undivided interest in the Co-Tenancy Assets is neither physically distinct, nor substantially all of the capacity of the Co-Tenancy Assets, management concluded that it would not meet the criteria to be an identified asset and thus could not be leased under ASC 842.

•	Further, in respect to criteria 2 above, we noted that the Company would also not have the right to substantially all of the economic benefits from use of the Co-Tenancy Assets, as it is required to distribute JV Partner’s respective share of its undivided interest in the assets based on its ownership. That is, the Company only has the right to retain benefits pertaining to its own 55% interest in the Co-Tenancy Assets, but has no right to the JV Partner’s benefits pertaining to its 45% share. This is different from a sales-based royalty, in which a lessor is provided with a percentage based on third party sales, which is viewed that the entity obtains 100% of the benefits and redirects a portion as a lease payment; in our case, by contrast, this is an attribution of proportionate costs in a cost sharing arrangement. Cost sharing arrangements are common in extractive industries. Additionally, the JV Partner’s 45% share of the alumina produced is transferred at cost providing limited economic benefit to the Company. Thus, we would not obtain substantially all of the economic benefits from the use of the assets and thus Jamalco’s right to use the JV partners’ Co-Tenancy Assets would not be a lease, even if there were an identified asset.

Finally, the joint venture partners do not receive cash or fixed non-cash consideration for Jamalco’s use of the Co-Tenancy Assets. The joint venture partners receive their respective 55% or 45% share of the direct output of the operations, which is variable and not determinable in advance of any given reporting period. Even if the allocation to the joint venture partners of Jamalco’s output were to be treated as consideration for use of the Co-Tenancy Assets, such consideration would not be deemed to be lease payments due to its variable nature. Under ASC 842-10-30-6, variable lease payments that do not depend on an index or rate are excluded from the measurement of lease liabilities and right-of-use assets, and thus there would be no balance sheet amounts recorded in respect of any potential lease.

o	ASC 842 is focused on the contractually enforceable terms and conditions of arrangements. This is even the case in arrangements between related parties, as is provided for in ASC 842-10-55-12: “Leases between related parties should be classified in accordance with the lease classification criteria applicable to all other leases on the basis of the legally enforceable terms and conditions of the lease. In the separate financial statements of the related parties, the classification and accounting for the leases should be the same as for leases between unrelated parties.” That is, the Company would not consider what “arm’s length” terms would be, but rather account for the arrangements solely based on their contractual terms and conditions, to the extent ASC 842 were applicable.

Consideration of Topic 350:

The Company considered whether the right to use the remaining non-distinct capacity portion of the Co-Tenancy assets should be reflected as an intangible asset. For context, because Jamalco is consolidated by the Company, the Company already recognizes its proportionate ownership in 55% of the assets. Any rights between Jamalco and the Company eliminate upon consolidation, so management considered whether the Company (including through Jamalco as a consolidated subsidiary) has an intangible asset with regard to the JV Partner’s undivided interest that is used by Jamalco, even if such right does not meet the definition of a lease.

August 6, 2025

Generally, when a contract does not contain a lease but includes an ongoing right to use or access an asset, US GAAP are not entirely clear as to how to account for such rights. This issue was raised in the adoption of ASC 842 around land easements. In paragraph BC5 of the Background Information and Basis for Conclusions to Accounting Standards Update 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842, (“ASU 2018-01”), the FASB acknowledged that diverse practice existed for land easements, and, among other observations, noted that “some entities account for land easements paid over time as either executory contracts or finite life intangible assets, while others account for such easements as leases.” Similarly, the Company believes diversity also exists in evaluating the right to use a non-distinct portion of an asset.

Because the asset must continue to be made available, and the JV Partner is equally responsible for ongoing repair and maintenance activities that are necessary for the assets to continue to function, and shares jointly in their operating costs, the Company determined that there is an ongoing obligation for the JV Partner to continue to participate in making their portion of the asset available in a usable condition. Therefore, the arrangements are then accounted for as executory contracts.

Intangible assets are not typically recognized for executory contracts unless there are off-market terms or there is an in-place contract value. We do not believe either of those to be present with respect to Jamalco’s use of the Co-Tenancy Assets, as the JV Partner is still entitled to its proportionate share of the outputs created with the Co-Tenancy Assets, and the Company has recognized its own cost in obtaining the undivided interest in the portion of the assets it acquired. The fact that no cost is charged to either party is consistent with the fact that each party is contributing the economic benefit of a portion of the jointly held asset toward a common goal in proportion to their undivided interest, and that neither party is contributing the asset itself.

In addition to Topic 350, the Company considered the FASB’s Concepts Statement No. 8—Conceptual Framework for Financial Reporting—Chapter 4, Elements of Financial Statements, which states that an asset is a present right to an economic benefit. Although the Co-Tenancy assets are available for Jamalco's use within the bauxite mining and alumina refining operations, we, through our consolidated JV or otherwise, do not receive any economic benefit from the JV Partner’s 45% undivided interest in the Co-Tenancy Assets, as the respective 45% of alumina produced is distributed to our JV partner at cost. Without an ability to derive economic benefit from the use of these assets, the fundamental criterion for asset recognition is not met.

Accordingly, the Company does not believe there is a basis to recognize an additional intangible asset to be recorded by the Company for the right to use the JV’s Partner’s proportionate share of the Co-Tenancy Assets.

2.	We note that Jamalco has the right to use the Co-Tenancy assets at no cost. Please address the following:

•	Explain to us whether and how the joint venturers can monetize their respective rights in the Co-Tenancy Assets apart from their interests in the joint venture or through the operations of the joint venture.

August 6, 2025

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company asserts it has the ability to and will in the future monetize its interests in the Co-Tenancy Assets separate and apart from the joint venture in a variety of circumstances. For example, with respect to equipment that may still have useful life but is no longer suited for the joint venture’s operations for any reason, it is anticipated that the owners of the Co-Tenancy Assets may sell such equipment, which may also include either the Company or the JV Partner agreeing to sell their undivided interest to the other party. Such terms would have to be agreed to by both parties. If the subject equipment no longer has a useful life, it is expected that the owners of the Co-Tenancy Assets may sell such equipment for scrap.

Importantly, consistent with undivided interest concepts, and different from consolidation of a legal entity, the Company cannot unilaterally sell the Co-Tenancy Assets, even if it would immediately remit 45% of the proceeds to the JV Partner. Instead, because the JV Partner has a joint, undivided interest in the asset, the JV Partner must also participate in any decision to sell or dispose of the assets, in the same way that they had to agree to purchase those assets upon initial acquisition. The fact that this aligns with the Jamalco ownership structure is operationally and economically advantageous and avoids more complex cost-sharing that could otherwise result. But it is this direct ownership and joint participation that also demonstrates a distinction from a consolidated legal entity over which the Company has a controlling financial interest.

We also note that either of the Company or the JV Partner, acting in its individual capacity and not on behalf of Jamalco, would be permitted to transfer its undivided interest in the Co-Tenancy Assets to a third party, subject only to a right of first refusal of the other owner and to the third party being acceptable to the other owner, which acceptance may not be unreasonably withheld. Moreover, in the event that for any reason the joint venture operations are wholly or partially curtailed on a temporary basis, whether due to industry, environmental, regulatory, financial, logistical or other considerations, it is anticipated that the owners of the Co-Tenancy Assets would seek to realize economic benefits from their ownership of such assets other than through use in Jamalco’s business. For example, the owners could enter into a short-term lease of certain of the Co-Tenancy Assets (such as excavators, loaders, haulers, graders and other equipment) during any hypothetical curtailment of the joint venture’s operations.

We note that any such disposition or lease decisions would be driven by the separate and distinct business, financial, tax and other considerations of the respective owners of the Co-Tenancy Assets, each of whom, as a practical and contractual matter, acting in their individual capacities and not as joint venture partners, would have to approve such transactions. We also note that in each such disposition or lease, the proceeds from any such transactions would be directly for the account of the owners of the Co-Tenancy Assets, and not for the account of the joint venture. This treatment is consistent with the terms of the 1988 Joint Venture Agreement, which throughout the document recognizes the ownership of the Co-Tenancy Assets by GAJL and the Government of Jamaica (as current owners) separate and distinct from the joint venture and specifically provides that the Co-Tenancy Assets are owned in the form of tenancy in common. For example, each owner of the Co-Tenancy Assets is to bear costs and expenses related to the ownership of the Co-Tenancy Assets separate from the joint venture, including depreciation, depletion, amortization and obsolescence expense; interest, commitment fees and other charges related to the financing of the acquisition of the Co-Tenancy Assets; related income taxes; insurance; and property tax. These costs are borne by the owners of the Co-Tenancy Assets, and specifically not by the joint venture, which has the right to use such assets without charge. With respect to depreciation, the Joint Venture Agreement specifically contemplates that each owner of the Co-Tenancy Assets will maintain separate books and records with respect to the Co-Tenancy Assets and directs them to record depreciation separately on its respective cost basis in such assets.

•	Explain to us how Jamalco’s lack of title of the Co-Tenancy Assets substantively impedes its ability to control the assets differently than if Jamalco outright owned them.

August 6, 2025

As it relates to property, plant and equipment, longstanding historic practice has established that ownership of assets under ASC 360 (and its historic precedents) is primarily evaluated through assessment of whether the party has both title and risk of loss. The Company respectfully observes that US GAAP distinguishes the accounting for various rights and obligations that may share similar economic substance. For example, outright ownership of a long-lived asset recognized as property, plant and equipment is distinguished from a finance lease that includes an automatic transfer of title at the end of the lease term. Acquiring ownership of an asset that is not a business through a legal entity that is a VIE under ASC 810-10 is distinguished from that of a voting interest entity under ASC 805-50 or direct ownership under ASC 360. Although similar in economic substance, each of these can lead to differences in financial reporting.

Based on an assessment of ASC 360, the Company has considered whether Jamalco has title and risk of loss related to the Co-Tenancy assets, and in that way assesses whether it has the attributes commonly accepted to establish ownership.

Regarding title, Jamalco does not have title or otherwise own the Co-Tenancy Assets but merely has the right to use such assets. Instead the Company and the JV Partner each hold title as tenants in common – that is, as a joint undivided interest.

Regarding their risk of loss, during their use in connection with Jamalco’s operations, the Company and its JV Partner – not Jamalco itself – are responsible for their repair and maintenance, replacement, and any risks of loss (e.g., due to involuntary conversion).

Further, considering all of the attributes of ownership and economic value that can be derived from an owned asset, Jamalco does not have the right or the ability to control the Co-Tenancy Assets throughout their entire useful lives. Rather, such control is vested in the direct owners of the Co-Tenancy Assets. This reality is reflected throughout the Joint Venture Agreement and noted above. For example, Jamalco would not control the use or disposition of the Co-Tenancy Assets near or at the end of their useful life, or during a temporary curtailment, as described more fully above. At the end of life, the Company and the JV Partner are individually exposed to the ultimate increases or decreases in the fair value of each Co-Tenancy Asset, not Jamalco.

Given the express language and meaning of the Joint Venture Agreement, the clear intention of the parties and the variety of circumstances pursuant to which the owners of the Co-Tenancy Assets would realize monetary benefits from the disposition, lease or other transactions involving the Co-Tenancy Assets, we respectfully submit that the separate and distinct ownership of the Co-Tenancy Assets by GAJL and the Government of Jamaica be respected and that undivided interest accounting is the appropriate accounting treatment with respect to such assets.

3.	Please tell us whether accounting for the Co-Tenancy Assets under alternative views where the Co-Tenancy Assets are consolidated as part of the consolidation of Jamalco or where lease or intangible assets are recognized by Jamalco would have a material impact on your financial statements. Provide us with the basis for your judgment.

The Company has previously discussed in our response to the first question its assessment of whether the arrangements contain a lease or intangible asset related to the use of the Co-Tenancy Assets and determined it does not have a lease or recognizable intangible asset. However, in response to the request, we have carefully evaluated these alternative views and respectfully submit that any adjustments resulting from consolidating the Co-Tenancy Assets owned by our JV Partner, or from recognizing Jamalco’s rights to use the Co-Tenancy Assets owned by our JV Partner as lease or intangible assets, would not have a material impact on our financial statements.

August 6, 2025

We assess materiality in accordance with the guidance set forth by the SEC, including Staff Accounting Bulletin No. 99 and the March 2022 statement by the Office of the Chief Accountant. In evaluating materiality, we consider both quantitative and qualitative factors, applying an objective standard focused on the perspective of a reasonable investor. Specifically, we assess whether there is a substantial likelihood that the information in question would have been viewed by a reasonable investor as having significantly altered the total mix of information available.

The quantitative changes to key line items are not of a magnitude that would alter the overall presentation of our financial position or results of operations in a manner significant to a reasonable investor’s decision-making. Furthermore, our assessment of qualitative factors, including the nature and classification of the Co-Tenancy Assets and the absence of any meaningful effect on net income attributable to Century stockholders or per-share measures, further supports our conclusion that these alternative accounting treatments would not be material.

The following discussion details the potential impacts of these alternative views and explains why, in our judgement, the current presentation remains appropriate.

Hypothetical Consolidation of the Co-Tenancy Assets and Hypothetical Recognition of an Intangible Asset

If we were to fully consolidate the Co-Tenancy Assets, we would recognize 100% of the Co-Tenancy Assets on our Consolidated Balance Sheets along with the associated accumulated depreciation, asset retirement cost (as part of the basis of those assets), and asset retirement obligations. We would also recognize on our Consolidated Income Statements 100% of the associated depreciation, accretion, and amortization expenses and repair and maintenance costs.

With respect to our Statement of Operations for the year ended December 31, 2024, the effect of 100% consolidation would increase our Cost of goods sold through additional depreciation expense of approximately $10.9 million and would decrease our gross margin by approximately 0.49%. Although there would be an impact to gross margin, however immaterial, Net loss attributable to noncontrolling interests would increase by an equal corresponding amount of $10.9 million. As a result, there would be no impact to Net income attributable to Century stockholders nor our Income (loss) attributable to Century Stockholders per common share on either a basic or diluted basis in connection with 100% consolidation of the Co-Tenancy Assets.

If we were to record an intangible asset that represents Jamalco’s right to use the Co-Tenancy Assets owned by our JV Partner, the hypothetical value would be de minimis because of the limited economic benefit to the Company. As stated above, Jamalco receives no present right to an economic benefit from the utilization of the Co-Tenancy assets owned by our JV Partner as all outputs (alumina production) of the assets themselves are distributed to our JV Partner. We would amortize this asset in a manner that would be consistent with depreciation, which would have a similar, but de minimis, impact on our financial statements as in the full consolidation of the Co-Tenancy Assets scenario discussed above. The alternative view would marginally increase total assets, total liabilities, and total equity on the balance sheet. The impact to gross margin would be de minimis, and there would be no impact to Net income attributable to Century stockholders nor our Income (loss) attributable to Century Stockholders per common share on either a basic or diluted basis.

August 6, 2025

Full consolidation on our balance sheet of the Co-Tenancy Assets would increase our total assets at December 31, 2024, by $189.9 million (representing 8.9% of total assets). Total liabilities would increase by $20.7 million (1.6% of total liabilities) and total equity would increase by $169.2 million by increasing Noncontrolling interest (20.3% of total equity).

While these items would offset and total net assets would remain unchanged, the Company believes that such presentation could be materially misleading to financial statement users because it:

(a)	Suggests that the Company is consolidating a legal entity, where no legal entity exists to consolidate

(b)	Suggests that the Company has basis in 100% of the Co-Tenancy Assets and the associated rights and obligations associated with ownership by a legal entity that the Company controls

(c)	Suggests that the Company’s consolidated subsidiary has 100% of the exposure to the obligations associated with the Co-Tenancy Assets, when the JV Partner has individual responsibility for its portion of those obligations

(d)	Presents a noncontrolling interest as if the JV Partner has an equity interest in a subsidiary of the Company that holds the Co-Tenancy Assets, which it does not

For these reasons, while there are certain economically similar outcomes in the earnings attributable to Century stockholders, and the net assets of the company, less noncontrolling interest, would be similar, the consolidation of Co-Tenancy Assets as if they were a legal entity would lead to certain outcomes that the Company believes does not appropriately reflect the application of US GAAP.

Recognition of Right-of-Use Assets

As discussed above in our response to the first question, given the circumstances and in consideration of the applicable guidance, there would be no lease payments to recognize in association with the Co-Tenancy Assets. As such, any hypothetical lease would have no balance sheet impact. As previously noted, related party leases are accounted for based on their contractual terms, and in this case, the parties share the costs as incurred.

There could be a view that some portion of the distributions to JV Partner for its proportionate output from the Co-Tenancy Assets would be considered, in part, variable lease payments and treated as expense rather distributions to owners. However, that would result in the same impact to income attributable to controlling and noncontrolling interest holders, and the same balance of noncontrolling interest.

Similarly, in assessing an intangible asset, the Company believes that such a right would be better reflected as an executory contract, which is performed by the JV Partner making its portion of a serviceable asset available. This would have a similar outcome as variable lease payments.

Even if the Company considered potential recognition of an intangible asset, the recognition and measurement would depend on what such right represents, and the obligations that result from the exchange. Potentially, it would be a right to operate a non-distinct portion of the Co-Tenancy Assets, but with a corresponding obligation to redirect a similar portion of those benefits back to the grantor of the intangible right. In that case, such intangible right would be similar to a “lease-in, lease-out” as it can only be used in providing activities that are proportionately back for the economic benefit of the same party that granted the intangible right in the first place, or similar to a customer provided materials that are restricted as to their use in a contract with a customer. Such intangible rights typically do not result in recognition.

August 6, 2025

Even if such a right did result in recognition, it would be offset by an obligation to deliver a similar amount of economic benefits back to the counterparty, as the right granted does not allow the Company to use the assets for any purpose, but only toward the joint venture. Such an amount is based on economic performance, not just the intangible right. Given the variable amount of benefit, conceptually, the Company could either recognize a fixed amount of intangible asset and obligation to use that benefit for the JV Partner, which would offset in the income statement, or would remeasure the remaining right and remaining obligation each period based on best estimates of related performance. In the first case, the economics actually surrendered over time would vary from the amounts recognized, and as no historic cost was incurred, it does not provide meaningful information into the substance of the transaction or its ongoing costs. In the latter, such adjustments would be similar to “mark to market” treatment for a nonfinancial asset, which is inconsistent with the accounting for most nonfinancial assets. In both cases, these would be income statement neutral, as the company would simultaneously receive the benefits and fulfill its obligation to the JV Partner. Ultimately, then, such rights would likely be better reflected similar to the variable lease payment discussion above, or similar to an executory contract, with no balance sheet “gross up.”

In summary, the Company does not believe any of these alternatives better reflect the application of generally accepted accounting principles to the Company’s accounting for its rights and obligations related to the Co-Tenancy Assets.

For all of the foregoing reasons, we respectfully submit that the separate and distinct ownership of the Co-Tenancy Assets by GAJL and the Government of Jamaica be respected and that proportionate consolidation is the appropriate accounting treatment with respect to such assets.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 312-696-3112.

Sincerely,

/s/ Peter A. Trpkovski

Peter A. Trpkovski
Chief Financial Officer